Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
January 16, 2006.

Item 3	News Release
The news release was disseminated on January 16, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reports the closing of a purchase agreement to acquire a 100% interest in the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru.

Under the purchase agreement, Silver Standard acquired all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela project, in consideration of an aggregate payment of US$2.0 million in cash and US$8.0 million in common shares of Silver Standard, and the grant of a 2% net smelter returns royalty on copper capped at US$3.0 million. The common share consideration amounts to 530,504 shares of Silver Standard that are subject to a four-month hold period expiring on May 13, 2006.

Item 5	Description of Material Change
See attached news release 06-05.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
January 16, 2006.

January 16, 2006	Trading Symbols:
News Release 06-05	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CLOSES ACQUISITION OF BERENGUELA PROJECT, PERU

Vancouver, B.C. – Silver Standard Resources Inc. reports the closing of a purchase agreement to acquire a 100% interest in the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru.

Under the purchase agreement, Silver Standard acquired all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela project, in consideration of an aggregate payment of US$2.0 million in cash and US$8.0 million in common shares of Silver Standard, and the grant of a 2% net smelter returns royalty on copper capped at US$3.0 million. The common share consideration amounts to 530,504 shares of Silver Standard that are subject to a four-month hold period expiring on May 13, 2006.

Prior to signing the purchase agreement, Silver Standard held an option to acquire all of the property’s silver resources by paying US$0.06 per ounce for the defined silver resource and US$0.10 per ounce for all additional silver resources delineated on the property. Under the purchase agreement, Silver Standard has acquired the entire project for US$0.11 per ounce of silver resources, which includes the project’s significant copper resources. With the acquisition, Silver Standard controls the direction of the project, allowing it to focus on maximizing the value and potential of the project’s silver resources with the integral support of the project’s copper resources.

In August 2005, James A. McCrea, P.Geo., (an independent Qualified Person) prepared for Silver Standard a resource estimate for the Berenguela project in accordance with Canada’s National Instrument 43-101 (see news release 05-16, September 6, 2005) which is summarized in the following table based on a cut-off grade of 50 grams of silver per tonne:

Berenguela, Peru Resource Summary

(Based on a silver cut-off grade of 50 grams/tonne)

Category	Tonnage (tonnes, in millions)	Silver Grade (in grams/tonne)	Contained Silver (millions of oz.)	Copper Grade (%)	Contained Copper (millions of lbs)
Indicated	15.6	132.0	66.1	0.924	317
Inferred	6.0	111.7	21.6	0.74	98

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

Silver Standard’s measured silver resources will total 101.9 million ounces, indicated resources will total 488.6 million ounces and inferred resources will total 508.6 million ounces on closing of the previously reported acquisition of the Veta Colorada silver project in Mexico.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources, contained ounces of silver and contained pounds of copper: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces and copper resources expressed in pounds in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.